Exhibit 10.41

MARK P. FRISSORA	THE HERTZ CORPORATION
CHAIRMAN OF THE BOARD	225 BRAE BOULEVARD, PARK RIDGE, NI 07656-0713
CHIEF EXECUTIVE OFFICER	PHONE:	(201) 307-2800
	FAX:	(201) 307-2603
E-MAIL: mfrissora@hertz.com

February 1, 2008

Mr. Joseph R. Nothwang

Executive Vice President and President Vehicle Rental

and Leasing, The Americas & Pacific

The Hertz Corporation

225 Brae Boulevard

Park Ridge, NJ 07656

Dear Joe:

This is to acknowledge our discussions, and the understandings we have reached, regarding the Change In Control Agreement between Ford Motor Company and you (“CIC”). As you are aware, because of the expiration of the CIC, the Compensation Committee has approved a new Change In Control Agreement (“New CIC”) for you and other executives and key employees to replace it. The New CIC, like its predecessor, is intended to incentivize executives to continue supporting the organization during a change in control. It also serves to provide financial protection to the executives whose employment ends following a change in control under certain circumstances. To that end, the basic features of the CIC and the New CIC are similar.

Under the terms of the CIC, the period beginning December 21, 2005, and ending on December 21, 2007 is defined as a “Protected Period.” During the protected period, the agreement further provides that an executive who terminates his employment for “Good Reason” will receive the benefits set forth in the agreement. The circumstances which qualify as “Good Reason” are defined in the agreement.

Over the past year, we have discussed the organizational changes at Hertz as we worked together to restructure the organization and create more value for our shareholders. One aspect of the changes we have worked on recently is increasing the role of our global supply chain management team in the acquisition and disposition of our fleet, a function that has resided within RAC in the past. We have also discussed whether and to what extent these changes impacted your responsibilities in a manner that would provide “Good Reason” for you to voluntarily terminate your employment and receive the benefits outlined in the Ford agreement. I appreciate your commitment to this organization and willingness to move forward with our change process notwithstanding the concerns you have raised regarding fleet acquisition and disposition.

It is important to me, our sponsors and other stakeholders that you have comfort regarding the critically important role you play in this organization as we move forward with the change process. Our mutual commitment to the successful implementation of the change process goes without saying. I understand the concerns you have expressed in our discussions and the fact that the time period for you to voluntarily terminate your employment with “Good Reason” under the CIC will expire on January 18, 2008.

In order to accommodate your concerns, for purposes of the New CIC, the Company will deem your employment to be under a “Protected Period” through June 21, 2009. If during the eighteen month period ending on June 21, 2009, you resign because you have determined that we cannot implement the revised responsibilities for fleet acquisition and disposition without disrupting your leadership of RAC, the Company will waive any right it might have under the New CIC to dispute whether your resignation is for “Good Reason” as defined in the New CIC. Accordingly, you will be entitled to receive the benefits outlined in the New CIC in connection with such a resignation regardless of whether there is a change in control of the Company. Similarly, if the Company terminates your employment for any reason other than “cause” as defined in the New CIC during the period ending June 21, 2009, you will be entitled to receive the benefits outlined in the New CIC in connection with such termination, regardless of whether there is a change in control of the Company. Notwithstanding the foregoing, if your employment ends due to your disability or death during the Protected Period, your benefits shall be determined in accordance with the terms of the New CIC in Section 4(i) if you become disabled or Section 4(iii) in the event of your death.

In the event of your resignation or termination (other than a termination due to disability or death), you will also be entitled to the following benefits in addition to the benefits set forth in the New CIC:

(A)     You shall receive payment of all accrued but unused vacation and unreimbursed business expenses.

(B)     You shall receive the payments for 2007 and 2008 in accordance with the Hertz Corporation Long Term Incentive Plan (“LTIP”) in effect on the date of this letter which may not be modified, suspended or terminated with respect to you. You shall receive the maximum LTIP payments based upon the performance of the Company as set forth in the LTIP, which may not be reduced at the discretion of the Company. Further, if any additional long term incentive compensation plan should become effective on or before June 21, 2009, you will also be entitled to receive the payments, if any, under such plan for 2008 and 2009 in accordance with such plan’s provisions which may not be modified, suspended or terminated with respect to you. You shall receive the maximum payments based upon the performance of the Company as set forth in any such plan and those payments may not be reduced at the discretion of the Company. The LTIP payments will be paid to you at the time that they are paid to the Hertz executives employed by the Company, but in no event later than March 30 of the year following the year upon which the Company’s performance was measured.

(C)     At all times following your resignation or termination, the Company shall (i) maintain in full force and effect, without any change in terms that is adverse to you, any retirement plan of, or provided by, the Company as of the date of this letter in which you participated or would, upon normal retirement (as such term is defined in the applicable retirement plan), be entitled to participate, including without limitation, the Company’s Account Balance Defined Benefit Pension Plan, SERP I, SERP II, and the Company’s Benefit Equalization Plan (“BEP”).

(D)     The Company shall maintain in full force and effect the Hertz Corporation Key Officer-Assigned Car Benefit according to the terms of that program in effect as of the date of this letter, which may not be modified, suspended or terminated with respect to you, with the exception that the car assigned to you shall be selected from the highest level of vehicle available, up to and including the Prestige Fleet. You will also be provided with all rental car privileges according to the terms of the W2-48 Hertz Retiree Rental Program in existence as of the date of this letter, which may not be modified, suspended or terminated with respect to you.

(E)     You hold vested options to purchase common stock of Ford Motor Company (“Ford”) under the Company’s 1997 Long-Term Equity Compensation Plan (“the 1997 Plan”) and Ford’s 1998 Long-Term Incentive Plan (“the 1998 Plan”). The Company agrees that your rights under the 1997 Plan and any option agreements entered into between the Company and you pursuant thereto shall remain in effect as if you had remained an employee of the Company through the scheduled expiration date of such options. We further agree that your rights under the 1998 Plan and any option agreements entered into between you and Ford pursuant thereto, shall be as provided under the 1998 Plan, such option agreements and Section 3 of the CIC (it being understood that Section 3 of the CIC is binding on Ford by its being a predecessor in interest to Hertz Global Holdings under the CIC). Consequently, you shall have until December 20, 2010 to exercise your options.

(F)     If your employment is terminated by the Company (other than a termination due disability or death), and to the extent that they have not already vested, those of your options that would have vested in May 2008 and May 2009, shall vest as of the date of your termination and you shall have 180 days to exercise any vested, unexercised options. For the avoidance of doubt, the immediately preceding sentence shall not apply in the event of your decision to resign from your employment during the Protected Period and any rights you may have shall be governed by the terms of the relevant award agreements and the plans under which the options were issued.

Joe, on behalf of The Hertz Corporation and Hertz Global Holdings, Inc., I trust that this will address your near and longer term concerns and allow for a seamless implementation of the New CIC.

Sincerely,

Mark P. Frissora